SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________


                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                DATED MAY 6, 2004
                                 ______________


                        Commission File Number: 001-14666

                                 ______________



                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)
                                 ______________


                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
                                 ______________




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     X                     Form 40-F
                               ---                              ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes                                 No         X
                               ---                              ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes                                 No         X
                               ---                              ---

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No         X
                               ---                              ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                    ---

                                      INDEX
                                      -----


Press Release of Ispat International N.V., dated May 6, 2004, regarding financial results of Ispat International N.V. for the first quarter of 2004.

                                [GRAPHIC OMITTED]
                            Member of the LNM GROUP


For Immediate Release: Rotterdam, May 6, 2004

                        Ispat International N.V. Reports
                           FIRST QUARTER 2004 results

Ispat International N.V., (NYSE: IST US; AEX: IST NA), today reported a net income of $102 million or 85 cents per share for the first quarter of 2004 as compared to net income of $51 million or 41 cents per share for the first quarter of 2003. The current quarter's results include the benefit of an after tax gain of $23 million at Ispat Inland resulting from a reassessment of property taxes for the years 2002 and 2003. Excluding this benefit, the first quarter net income would have been $79 million or 65 cents per share.

Consolidated sales and operating income for the first quarter were $1.8 billion and $158 million, respectively, as compared to $1.3 billion and $75 million, respectively, for the first quarter of 2003. Total steel shipments increased by 10% to 4.2 million tons.

Debt at the end of the first quarter was $2.3 billion. Capital expenditure for the first quarter of 2004 was $21 million. At March 31, 2004 the Company's consolidated cash, cash equivalents and short term investments totaled $104 million. The Company also had approximately $383 million available to it under various un-drawn lines of credit and bank credit arrangements(1).

Ispat International N.V. is one of the largest and most global steel producers, with major steelmaking operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products sold mainly in the North American Free Trade Agreement (NAFTA) participating countries and the European Union (EU) countries. Ispat International N.V. is a member of the LNM Group.

This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings.

For further information, visit our web site: http://www.ispat.com, or call:

Ispat International Limited                  Citigate Financial Intelligence
T.N. Ramaswamy                               John McInerney / Jessica Wolpert
Director, Finance                            Investor Relations
+ 44 20 7543 1174                            +1 201 499 3535 / +1 201 499 3533


__________________________
(1) Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable.


CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

----------------------------------------------------------------------------------------------
In millions of U.S. Dollars
                                                                             As at
                                                                  March 31,       December 31,
                                                                    2004              2003
                                                                (Unaudited)         (Audited)

ASSETS
Current Assets
Cash and cash equivalents, including short term investments         104                 80
Trade accounts receivable - net                                      617                507
Inventories                                                          852                828
Prepaid expenses and other                                           145                105
Deferred tax assets                                                   30                 30
                                                                 -------            -------
Total Current Assets                                               1,748              1,550

Property, plant and equipment - net                                3,047              3,091
Investments in affiliates and Joint Ventures                         256                252
Deferred tax assets                                                  512                535
Intangible pension assets                                            115                117
Other assets                                                         110                 90
                                                                 -------            -------
Total Assets                                                       5,788              5,635
                                                                 =======            =======


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks and current portion of long-term debt            225                363
   Trade accounts payable                                            636                577
   Accrued expenses and other current liabilities                    464                492
   Deferred tax liabilities                                           29                 28
                                                                 -------            -------
   Total Current Liabilities                                       1,354              1,460

Long term debt including affiliates                                2,101              1,914
Deferred tax liabilities                                              87                 74
Deferred employee benefits                                         1,894              1,906
Other long term obligations                                          130                132
                                                                 -------            -------
Total Liabilities                                                  5,566              5,486

Shareholders' equity
   Common shares                                                       7                  7
   Additional paid-up capital                                        446                476
   Retained earnings                                                 309                207
   Cumulative other comprehensive income                           (540)              (541)
                                                                 -------            -------
Total Shareholders' equity                                           222                149
                                                                 -------            -------
Total Liabilities and Shareholders' Equity                         5,788              5,635
                                                                 =======            =======
------------------------------------------------------------------------- --------------------

                                       4


                                                   CONSOLIDATED FINANCIAL
                                            & OTHER INFORMATION AS PER U.S. GAAP

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       For the Quarter Ended
                                                                                                             March 31,

In millions of U.S. Dollars, except share, per share and other data                                      2004         2003
                                                                                                      (Unaudited)  (Unaudited)
STATEMENT OF INCOME DATA

Sales                                                                                                       1,755       1,328
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)                                               1,502       1,167
   Depreciation                                                                                                51          45
   Selling, general and administrative expenses                                                                44          41
                                                                                                      ------------ -----------
                                                                                                            1,597       1,253
Operating income (loss)                                                                                       158          75
Operating margin                                                                                             9.0%        5.6%
Other income (expense) - net                                                                                   26          20
Financing costs:
   Interest (expense)                                                                                        (41)        (44)
   Interest income                                                                                              1           3
   Net gain (loss) from foreign exchange                                                                      (1)           6
                                                                                                      ------------ -----------
                                                                                                             (41)        (35)
                                                                                                              143          60
Income (loss) before taxes


Income tax expense (benefit):
   Current                                                                                                      4           4
   Deferred                                                                                                    37           3
                                                                                                      ------------ -----------
                                                                                                               41           7
                                                                                                      ------------ -----------
Net income before change in accounting principle                                                              102          53
                                                                                                      ------------ -----------
Cumulative effect of change in accounting principle                                                             -         (2)
                                                                                                      ------------ -----------
Net income (loss)                                                                                             102          51
                                                                                                      ------------ -----------

Basic and diluted earnings per common share                                                                  0.85        0.41
Weighted average common shares outstanding (in millions)                                                      121         124

OTHER DATA
Total shipments of steel products including inter-company shipments
(thousands of tons)                                                                                         4,224       3,832
----------------------------------------------------------------------------------------------------------------------------------

(1)   Certain regroupings have been made to the prior period's financial statements in order to conform to 2004 groupings.


                                       5



                                   CONSOLIDATED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP
---------------------------------------------------------------------- -------------------------- --- ------------------------
                                                                                                       For the Quarter Ended
                                                                                                             March 31,

In millions of U.S. Dollars                                                                              2004         2003
                                                                                                      (Unaudited)  (Unaudited)
Operating activities:
Net income                                                                                                    102          51
Adjustments required to reconcile net income to net cash provided from operations:
   Depreciation                                                                                                51          45
   Deferred employee benefit costs                                                                            (6)           6
   Net foreign exchange loss (gain)                                                                             -         (4)
   Deferred income tax                                                                                         39           3
   Undistributed earnings from joint ventures                                                                (27)        (15)
   Other operating expenses                                                                                  (10)         (5)
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:
   Trade accounts receivable                                                                                (135)          23
   Inventories                                                                                               (31)        (26)
   Prepaid expenses and other assets                                                                         (36)        (32)
   Trade accounts payable                                                                                      66        (19)
   Accrued expenses and other liabilities                                                                    (22)           4
---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Net cash provided (used) by operating activities                                                              (9)          31
---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Investing activities:
   Purchase of property, plant and equipment                                                                 (21)        (19)
   Proceeds from sale of assets and investments
   including affiliates and joint ventures                                                                     18          18
   Investments in affiliates and joint ventures                                                                 8          11
---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Net cash provided (used) by investing activities                                                                5          10
---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Financing activities:
   Proceeds from payable to banks                                                                             930         716
   Proceeds from long-term debt including from affiliates                                                     854          38
   Payments of payable to banks                                                                           (1,013)       (742)
   Payments of long-term debt including affiliates                                                          (713)        (58)
   Purchase of treasury stock                                                                                (30)         (2)
   Capital contribution                                                                                       (2)           -
   Sale of treasury stock                                                                                       2           -
 ---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Net cash provided (used) by financing activities                                                               28        (48)
---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Net increase (decrease) in cash and cash equivalents                                                           24         (7)
Effect of exchange rate changes on cash                                                                         -           1
Cash and cash equivalent:
   At the beginning of the period                                                                              80          77
   At the end of the period                                                                                   104          71
---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------

                                       6



            Analysis of Results of Operations and Financial Condition


This is not Operating and Financial Review and Prospects ("OFRP"). The OFRP, as an annual document is filed as part of the Company's annual report (Form 20-F) under Item 5 - Operating and Financial Review and Prospects.


The summary consolidated financial and other information, including accounts of Ispat International N.V. ("Ispat International" or "the Company") and its consolidating subsidiaries are prepared in accordance with U.S. GAAP. All material inter-company balances and transactions have been eliminated. Quantitative information on total shipments of steel products includes inter-company shipments.


All references to 'Net Sales' exclude freight and handling costs and fees. Management uses 'Net Sales' to manage the business, which is based on net realizations from sales transactions. Management believes that 'Net Sales' reflects a true underlying commercial reality of the sales performance. All analysis presented in this earnings release is prepared using "Net Sales".


The term 'ton' as discussed herein refers to short ton and the term 'tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term 'steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.


All references to 'Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'), Ispat Stahlwerke Ruhrort GmbH ('ISRG'), Ispat Walzdraht Hochfeld GmbH ('IWHG'), Ispat Unimetal S.A., Trefileurope S.A. and SMR SNC.


The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as 'anticipates', 'intends', 'expects', 'plans', 'believes', 'estimates', or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking forward beyond the second quarter of 2004 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

               First Quarter 2004 Compared with First Quarter 2003

Results of Operations


Revenue

Sales increased by 32% to $1,755 million in the first quarter of 2004 from $1,328 million. The increase in shipments by 10% combined with a 16% increase in average selling prices including appreciation of the Euro and the Canadian $ resulted in a 32% increase in net sales to $1,678 million.

The following table summarizes the stand-alone numbers of net sales for our principal operating subsidiaries.


---------------------- --------------------------- ----------------------------
Subsidiary                       Net Sales(2)               Changes in
                                                 ------------------------------

                            Q1 2004    Q1 2003   Net Sales   Shipments  Average
                                                                        Selling
                          $ Million   $ Million       %          %      Price %
---------------------- ------------- ------------- -------- -------------------

Ispat Inland                 647         536         21         13          7
Ispat Mexicana               270         194         39         12          24
Ispat Sidbec                 178         137         30          3         12*
Caribbean Ispat              103          93         10         (6)         17
Ispat Europe Group           464         334         39         12          1*
---------------------- ---------- ------------- -------------------------------
* For Ispat Sidbec and Ispat Europe Group change in Net Selling Price is based on C$ and Euro prices respectively.



Net sales at Ispat Inland increased by 21% due to an increase in average price per ton by 7% across most product lines, base price increases, favorable mix due to higher sales of cold rolled and coated products and implementation of surcharges to cover increase in input costs on certain shipments. Overall shipments increased by 13% due to stronger demand across most markets and the realization of increased production resulting from the successful reline of Blast Furnace No.7.

Ispat Mexicana's net sales were higher by 39% due to increase in average selling prices by 24% and a 12% increase in shipments. The demand for slabs remained strong in all major markets.

Ispat Sidbec's net sales increased by 30% primarily due to a 28% increase in average selling prices in US$ (12% in Canadian $) and 3% increase in shipments due to the improving demand in all market segments.

Net sales at Caribbean Ispat increased 10% due to increase in demand for its products in all of its principal markets, as well as improved prices. Steel sales increased by 9% due to a 21% increase in selling prices and 9% decline in shipments. DRI sales increased by 12% due to an increase in average selling prices by 17%, offset by a reduction of shipment by 4%. These sales were largely to affiliates.

Net sales at Ispat Europe increased by 39% in US$ dollars (19% in Euros) due to improving demand for long products in Europe. Shipments increased by 12%; however, transaction prices remained flat due to earlier commitments.


Cost of sales

Cost of sales increased by 29% to $1,502 million. This increase is due to an increase in input costs as well as appreciation of the Euro and Canadian $, which translates into higher US$ costs. Overall, cost per ton in US$ increased by 12% primarily due to higher prices of most of the inputs, including scrap, iron ore, natural gas, alloys and higher transportation costs. These increases in input costs are driven by the continued strong global demand.



___________________________
(2) Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

Ispat Inland's cost per ton increased by 8%, excluding a one-time reversal of provision for property taxes. The increase in costs was due to a steep increase in scrap and coke costs. Costs of other inputs such as alloys, natural gas also increased. Higher operating and sales volumes partially mitigated the cost increase on a per ton basis. Due to the reline of Blast Furnace No.7, fewer slabs were purchased thereby reducing costs.

Ispat Mexicana's cost per ton increased by 21%. Substantial increases in prices of natural gas and pellet feed costs (price and freight) were the main reasons for the increase in cost per ton.

Ispat Sidbec's cost per ton increased by 25% in US$ (11% in Canadian $) due to steep increase in scrap prices.

Cost per ton at Caribbean Ispat increased by 19%. The increase was mainly due to an increase in the cost of iron ore (price and freight).

Ispat Europe's cost per ton increased by 21% in US$ (4% in Euros) primarily due to increase in prices of scrap.


Gross profit

Gross profit is Net Sales less Cost of Sales (excluding depreciation). Management believes that gross profit and gross profit margin provide useful management information.

Gross profit increased to $253 million, an increase of 57% over the first quarter of 2003. Gross margin for the first quarter was 14% compared to 12% in the same period in 2003. The increase is due to higher levels of activities (both production and shipment). In addition, the current quarter gross profit benefited from a pre-tax gain of $35 million from a release of property taxes provision for earlier years.

Comparative numbers of gross margin at the principal operating subsidiaries were:

-------------------------------------------------- ----------------------------
Subsidiary                                                Gross Margin
                                                               (%)
                                                      Q1 2004       Q1 2003
-------------------------------------------------- -------------- -------------
Ispat Inland                                           17.4           14.1
Ispat Mexicana                                         15.5           13.0
Ispat Sidbec                                           13.1           11.0
Caribbean Ispat                                        22.3           19.9
Ispat Europe Group                                      6.8           10.0
-------------------------------------------------- -------------- -------------



Operating income

The Company had an operating income of $158 million compared to $75 million in the same quarter last year. The increase came from higher gross profit.

Depreciation increased by 13% primarily due to capitalization in 2003 at some facilities as well as appreciation of the Canadian $ and the Euro.

Selling general and administrative expenses increased by 7%. The increase was mainly due to the appreciation of the Euro and the Canadian $. In local currency terms, selling, general and administrative expenses remained at prior year levels.

Comparative numbers of Operating Income and Operating Margin at the principal operating subsidiaries were:


--------------------------- ------------------------------------ ------------------------------------
Subsidiary                       Operating Income / (Loss)                Operating Margin
                                         $ Million                               (%)
                                   Q1 2004            Q1 2003          Q1 2004            Q1 2003
--------------------------- ------------------ ----------------- ----------------- ------------------

Ispat Inland                       81                 44               12.5               8.3
Ispat Mexicana                     30                 16               11.1               8.1
Ispat Sidbec                       14                  6                7.7               4.7
Caribbean Ispat                    17                 12               16.1              13.2
Ispat Europe Group                  5                 11                1.1               3.3
--------------------------- ------------------ ----------------- ----------------- ------------------



Other income / (expense)

During the quarter, other income included a gain of $9 million realized by Ispat Mexicana from the sale of a ship and a gain of $7 million realized by Ispat Inland from the sale of environmental credits.


Financing costs

Net interest expense has reduced by $1 million mainly due to a reduction in interest rates and reduction in debt.

Income tax

The Company's deferred tax expenses increased due to higher profits.


Net income

There was a net income of $102 million in the first quarter of 2004 compared to a net income of $51 million in the first quarter of 2003 due to the reasons discussed above. In first quarter 2003, the company took a charge of $2 million due to change of accounting principle.

Liquidity and Capital Resources

During the first quarter working capital increased by $158 million primarily due to higher levels of trade receivables and inventories to support the higher levels of operations and sales. Capital expenditure during the first quarter was $21 million.

During the quarter, Ispat Inland made a contribution of $32 million to its pension fund in accordance with its agreement with the Pension Benefit Guaranty Corporation.

As at March 31, 2004 the Company's cash and cash equivalents were $104 million, (December 31, 2003: $80 million). In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring facilities, of $383 million (December 31, 2003:
$337 million).

The following table summarizes working capital facilities at the main operating units:


--------------------------------- --------------------- ----------------------- ------------------------
Subsidiary                               Limit               Utilization            Availability(3)
($ Millions)                      Mar 2004   Dec 2003    Mar 2004    Dec 2003    Mar 2004    Dec 2003
--------------------------------- --------- ----------- ----------- ----------- ----------- ------------

Ispat Inland                        391        381         199         281         192          100

Ispat Sidbec                        112        123          34          30          78           93

Caribbean Ispat                      62         65          45          61          17            4

Ispat Europe                         75         75          50          50          25           25

--------------------------------- --------- ----------- ----------- ----------- ----------- ------------



In addition to the credit facilities listed above, certain European subsidiaries had the following receivable factoring facilities:


--------------------------------- ----------------------- ----------------------- -----------------------
Subsidiary                                Limit                Utilization            Availability(3)
($ Millions)                       Mar 2004    Dec 2003   Mar 2004    Dec 2003     Mar 2004    Dec 2003
--------------------------------- ----------- ----------- ---------- ------------ ----------- -----------
Ispat Europe - Receivables           257         261         185         159          72         102
factoring
--------------------------------- ----------- ----------- ---------- ------------ ----------- -----------

The increased utilization of receivable factoring is due to higher levels of activity and increase in sales.




___________________________
(3) Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

The Company's total debt including affiliates, both long and short term, was $2,326 million. The corresponding amount as at December 31, 2003 was $2,277 million. Total debt for each of the principal operating subsidiaries is summarized below.

----------------------- ---------------------- -------------------- -------------------- ---------------------
Subsidiary              Long Term Debt (LTD)     Payable to Bank    Current Portion of        Total Debt
                                                                            LTD
($ Millions)             Mar 2004    Dec 2003  Mar 2004   Dec 2003  Mar 2004  Dec 2003    Mar 2004   Dec 2003
----------------------- ------------ --------- ---------- --------- --------- ---------- ----------- ---------
Ispat Inland               1,166      1,100        31         21         1          7        1,198      1,128
Ispat Mexicana               357        387         -         -         42         31          399        418
Ispat Sidbec                 232        118         7         30        16        119          255        267
Caribbean Ispat               79         80        45         61        26         26          150        167
Ispat Europe                 134        139        50         50         1          1          185        190
----------------------- ------------ --------- ---------- --------- --------- ---------- ----------- ---------


Ispat Inland issued senior secured notes of $800 million in a private offering comprising $150 million principal amount of floating-rate notes maturing in 2010 and $650 million principal amount of 93/4% fixed-rate notes maturing in 2014. The proceeds from this issue were used to prepay in full the outstanding amount of $662 million of the Term Loans, as well as to pay down the borrowings under its revolving credit facilities.

Ispat Sidbec concluded agreements with its lenders whereby maturities of repayments were extended up to January 2006.

During the quarter the company purchased 3.3 million of its own shares at an average price of $9.20 per share from the market under the previously announced share buy back program.

Outlook for second quarter 2004

Demand in our principal markets is expected to be strong. We expect improved selling prices across all product segments and overall shipments at first quarter levels. On the other hand, we see increase in cost per ton due to continued pricing pressure on all major inputs.

Working capital is expected to increase due to increases in input prices and higher accounts receivable. Capital expenditure in the second quarter will be higher at approximately $40 million due to work on restart of the DRI module at Ispat Sidbec and installation of Ruhrstahl Heraeus Top Lance at Ispat Mexicana. Debt reduction will continue to be one of our key priorities and we expect to reduce our debt in this quarter. Interest costs are expected to increase due to the higher interest rates arising from the refinancing of Ispat Inland's debt.

Overall, we expect to benefit from the strong market conditions for our products. We look forward with confidence to a better quarter.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 6, 2004
                            ISPAT INTERNATIONAL N.V.


                            By:  /s/ Bhikam C. Agarwal
                               -----------------------
                                 Bhikam C. Agarwal
                                 Chief Financial Officer